SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                              ------------------

                                SCHEDULE 14D-9

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                              (Amendment No. 11)
                              ------------------
                                   TRW INC.
                           (Name of Subject Company)


                                   TRW INC.
                     (Name of Person(s) Filing Statement)


                   Common Stock, Par Value $0.625 Per Share
       Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

                        (Title of Class of Securities)

                                   872649108
                                   872649504
                                   872649603
                     (CUSIP Number of Class of Securities)

                               -----------------

                              William B. Lawrence
            Executive Vice President, General Counsel and Secretary
                                   TRW Inc.
                              1900 Richmond Road
                             Cleveland, Ohio 44124
                                (216) 291-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                               -----------------

                                With copies to:

                              Peter Allan Atkins
                                Eric L. Cochran
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer




         This Amendment No. 11 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 2, 2002, April 3, 2002, April 4, 2002, April 10, 2002, April 11, 2002, April 15, 2002, April
17, 2002, April 19, 2002 and April 24, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and the amendments thereto.

ITEM 9.  EXHIBITS.

         Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(23)  Press Release issued by TRW on April 26, 2002.
(a)(24)  Press Release issued by TRW on April 29, 2002.
(a)(25)  Press Release issued by TRW on May 1, 2002.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                    TRW INC.


                                    By:      /s/ William B. Lawrence
                                        -------------------------------
                                             William B. Lawrence
                                             Executive Vice President, General
                                             Counsel and Secretary



Dated:  May 1, 2002